EXHIBIT 16a

December 22, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read Item 4 of Form 8-K dated December 21, 1998 of BCAM International, Inc. and are in agreement with the statements contained in the second, fifth and sixth paragraphs on page 2. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the Registrant's statement concerning the lack of internal control included in the fourth paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the December 31, 1997 financial statements.


                                        /s/ Ernst & Young LLP